

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

<u>Via E-mail</u>
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
4021 McGinnis Fry Road
Suite 1436
Suwanee, GA 30024

> **Re: Blue Water Restaurant Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-174557**

Dear Mr. Hume:

We have reviewed your responses to the comments in our letter dated August 3, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Risk Factors, page 9</u>

<u>Because all of our future operating activities and profits, if any, will be generated, page 11</u>

1. Please revise to remove the words "[a]lthough the chances of this ever occurring are low" and "even though we do not anticipate any of the above scenarios ever to materialize" as these statements negate the risk identified in this risk factor.

<u>Exhibit 5.1</u>

2. Please have counsel revise to opine upon whether the shares offered by the selling shareholders are legally issued, fully paid and non-assessable. In this regard, we note counsel's opinion that the "Shares, upon the effectiveness of registration and when sold, will be validly issued, fully paid and non-assessable." The shares offered by the selling shareholders have already been issued.

Michael Hume
Blue Water Restaurant Group, Inc.
August 10, 2011
Page 2

       Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3490 with any questions.


Sincerely,

/s/ Chanda DeLong

Chanda DeLong
Attorney-Advisor


cc: <u>Via E-mail</u>
       J. Scott Sitra
       Taurus Financial Partners, LLC